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RECEIVED
2010 FEB 22 PM 12: 15
SEC / TM

SECURIT[illegible] 10035666
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Street Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific, Suite 2020
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dory Wiley (214) 545-6805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dory Wiley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Street Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DIANA BAKER
Notary Public, State of Texas
My Commission Expires
May 11, 2011

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

Commerce Street Capital, LLC

December 31, 2009

Commerce Street Capital, LLC

Contents



Report of Independent Certified Public Accountants

Audit • Tax • Advisory

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Members
Commerce Street Capital, LLC

We have audited the accompanying statement of financial condition of Commerce Street Capital, LLC (a Texas Limited Liability Corporation) (the "Company") as of December 31, 2009, and the related statements of income, members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Street Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
February 17, 2010

Commerce Street Capital, LLC

Statement of Financial Condition

December 31, 2009

ASSETS

Cash and cash equivalents	$1,219,215
Accounts receivable	150,040
Furniture and equipment, net of accumulated depreciation of $140,836	243,591
Due from affiliate	7,443
Prepaid expenses	92,919
Total assets	$1,713,208

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable	$ 785
Due to parent	28,885
Other liabilities	191,328
Total liabilities	220,998
Members' capital	1,492,210
Total liabilities and members' capital	$1,713,208

The accompanying notes are an integral part of this financial statement.

Commerce Street Capital, LLC

STATEMENT OF INCOME

Year ended December 31, 2009

Revenues:	
Investment banking and financial advisory fees	$ 3,306,762
Investment income	40,663
Reimbursed expenses	216,108
Total revenue	3,563,533
Expenses	
Employee compensation and benefits	3,160,427
Professional fees	604,257
Marketing	181,279
Occupancy	202,372
Travel and entertainment	256,131
General and administrative	596,444
Depreciation	71,994
Total operating expenses	5,072,904
Net loss before income taxes	(1,509,371)
Provision for income tax	4,939
Net loss	$(1,514,310)

The accompanying notes are an integral part of this financial statement.

Commerce Street Capital, LLC

STATEMENT OF MEMBERS' CAPITAL

Year ended December 31, 2009

Members' capital, January 1, 2009	$ 2,106,520
Contributions	900,000
Net loss	(1,514,310)
Members' capital, December 31, 2009	$ 1,492,210

The accompanying notes are an integral part of this financial statement.

Commerce Street Capital, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash flows from operating activities	
Net loss	$(1,514,310)
Depreciation	71,994
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in accounts receivable	161,473
Decrease in due from parent	(27,986)
Decrease in due from affiliate	(7,443)
Decrease in prepaid expenses	28,511
Decrease in accounts payable	(56,185)
Decrease in other liabilities	(157,292)
Net cash used in operating activities	(1,501,238)
Cash flows from investing activities	
Purchases of furniture and equipment	(18,185)
Cash flows from financing activities	
Capital contribution from member	900,000
Net decrease in cash and cash equivalents	(619,423)
Cash and cash equivalents, beginning of period	1,838,638
Cash and cash equivalents, end of period	$ 1,219,215

The accompanying notes are an integral part of this financial statement.

Commerce Street Capital, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Commerce Street Capital, LLC (CSC or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Texas on January 18, 2007. The Company is a single member LLC and a wholly owned subsidiary of Commerce Street Holdings, LLC. Commerce Street Holdings, LLC is a multi-member LLC.

The broker dealer business consists of several types of financial services, including investment banking, financial advisory, underwriting and agency transactions. The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Penson Financial Services, Inc. (PFSI), which is a wholly-owned subsidiary of Penson Worldwide, Inc. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies which are followed by the Company in the preparation of its financial statements.

Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. At December 31, 2009, the Company had $1,168,611 in cash and $50,604 in cash equivalents.

Investment Banking

Investment banking revenues include fees earned from providing advisory services for merger-and-acquisition transactions, capital raising activities, and related financial advisory work. Revenue is recorded when earned as specified by the terms of the contract.

Financial Advisory Fees

Financial advisory fees include consulting fees earned from providing financial advice. Revenue is recorded when earned as specified by the terms of the contract.

Investment Income

Investment income includes interest received on cash equivalents and fees collected for the annual banking conference.

Reimbursed Expenses

Reimbursed expenses are out-of-pocket expenses that are reimbursable to the Company per the terms of each client's contract.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

The Company is a limited liability company that has elected to be classified as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by the Company. Members are taxed on their pro rata share of the Company's earnings. The Company is subject to the Texas Margin Tax, which is imposed on gross revenue generated by the Company. The related expense is disclosed as income taxes in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification (ASC) 740 *Income Taxes* as of January 1, 2009. As required by the uncertain tax position guidance in ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. All interest and penalties related to income tax are charged to general and administrative expense. All tax positions taken related to the Company, for which the statute of limitations remained open have been reviewed, and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are depreciated over the shorter of the lease term or the useful life of the assets. Depreciation expense for the year ended December 31, 2009 totaled $71,994.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on management's best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using current market information, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. As further events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. Actual results could differ from those estimates.

NOTE C - ACCOUNTS RECEIVABLE

The Company's accounts receivable are balances due from customers for products, services, and solutions provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors including the aging of the past due balance, the customer's payment history, and the Company's previous loss history. The Company writes off any balances that are deemed to be uncollectible.

NOTE D - FURNITURE AND EQUIPMENT

Furniture and equipment as of December 31, 2009 is as follows:

	Acquisition cost	Accumulated depreciation	Book Value
Computers and related equipment	$196,047	$ (91,521)	$104,526
Furniture and fixtures	89,869	(25,771)	64,098
Leasehold improvements	98,512	(23,545)	74,967
	$384,428	$(140,837)	$243,591

NOTE E - DUE FROM/TO AFFILIATES

The Company's members are also members of Commerce Street Holdings, LLC (CSH), Commerce Street Investment Advisor, LLC (CSIA), Service Equity Management, LLC (SEM) and Commerce Street Capital Management (CSCM). The Company shares employees, retail space as well as normal operating contracts and vendor relationships with CSH, CSIA, SEM and CSCM.

CSH pays expenses on behalf of the Company, CSIA, SEM and CSCM. The Company reimburses CSH on a monthly basis for amounts due. The amount due to CSH from the Company as of December 31, 2009 was $28,885. Various affiliates of CSC owe the Company $7,443 as of December 31, 2009 for certain miscellaneous expenses paid by the Company.

NOTE F - PREPAID EXPENSES

Prepaid expenses include excess registration fees paid to FINRA to register the Company and certain representatives in each state that the Company operates, prepaid insurance, license fees that will expire within the next year, as well as other miscellaneous items. A schedule of prepaid expenses as of December 31, 2009, is as follows:

Prepaid FINRA fees	$12,185
Prepaid licenses	42,813
Prepaid other	37,921
	$92,919

NOTE G - OTHER LIABILITIES

Other liabilities include accrued compensation and benefits and other miscellaneous liabilities. All accrued compensation and benefits were paid in January 2009. A schedule of other liabilities as of December 31, 2009, is as follows:

Accrued salaries and benefits	$164,644
Other liabilities	26,684
	$191,328

NOTE H - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities under non-cancelable leases. The following is a schedule of the approximate future minimum lease payments required under the leases:

2010	$ 239,157
2011	239,664
2012	201,467
2013	201,467
2014	201,467
Thereafter	302,201
	$1,385,423

For the year ended December 31, 2009, the Company paid rent totaling $194,441, which is included in occupancy expense in the accompanying statement of income.

NOTE I - GUARANTEES

ASC 460-10 requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2009, there were no amounts to be indemnified to the clearing brokers for these accounts.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2009, the Company had net capital of $889,205 which was $789,205 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .25 to 1.

NOTE K - FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction. Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company does not anticipate nonperformance by any of the existing customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by any of the current counterparties and maintains a policy of reviewing the credit standing of all parties; including customers, with whom it conducts business.

NOTE L - CONTINGENCIES

The Company is currently a defendant in a suit in which plaintiffs have alleged that certain organizers of a de novo bank, as well as the Company, were associated with materially false and misleading statements and material omissions related to the de novo bank offering. The Company believes the suit is without merit and is currently vigorously defending the suit. While it is not possible to predict with certainty when this matter will be completely resolved, it is possible that the disposition of the litigation could occur in the near term. The financial statements do not include any expense or liability related to the above action as the outcome in not probable and the loss is not estimable.

NOTE M - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2010, the date the financial statements were available to be issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

Commerce Street Capital, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Net capital:	
Total members' capital	$1,492,210
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable - unsecured	150,040
Prepaid expenses	92,919
Due from affiliate	7,443
Fixed assets	243,591
Excess fidelity bond	108,000
Total deductions and/or charges	601,993
Net capital before haircut on securities positions (tentative net capital)	
Haircuts:	
Money Market	1,012
Net capital	$ 889,205
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 14,734
Minimum dollar net capital requirement of reporting broker-dealer	100,000
Net capital requirement (greater of above two minimum requirement amounts)	100,000
Net capital in excess of required minimum	789,205
Aggregate indebtedness	220,998
Ratio of aggregate indebtedness to net capital	.25 to 1

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Commerce Street Capital, LLC

SCHEDULE II - OTHER REQUIRED INFORMATION

December 31, 2009

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):
The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:
The Company is exempt from maintaining a special reserve account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:
Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.



Report on Internal Control Required by Securities Exchange Commission Rule 17a-5(g)(1) for a Non issuer Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Members
Commerce Street Capital, LLC

In planning and performing our audit of the financial statements of Commerce Street Capital, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 17, 2010



RECEIVED

2010 FEB 22 PM 12: 15

Report of Independent Certified Public Accountants on applying agreed-upon procedures related to an Entity's SIPC Assessment Reconciliation

Audit • Tax • Advisory

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Management of Commerce Street Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by the Commerce Street Capital, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating the Company's compliance with the applicable instructions of Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parities specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amount reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting that the amount of Total Revenue reported on SIPC-7T was understated by $5,613

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. This procedure was not applicable as there were no such amounts applicable for the period covered by this report.


Grant Thornton

We were not engaged to and did not conduct an examination or a review, the objective of which is the expression of opinion or limited assurance on compliance. Accordingly, we do not express such an opinion or limited assurance. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 17, 2010